P. E. 2/11/02

49279

02013863

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2002

Husky Energy Inc.
(Translation of registrant's name into English)

707 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On February 6, 2002, Husky Energy Inc. announced its earnings release for the three-month period ended December 31, 2001 and for the year ended December 31, 2001. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By: ____________________
Neil D. McGee
Vice President, Chief
Financial Officer

By: ____________________
James D. Girgulis
Vice President, Legal &
Corporate Secretary

Date: February 7, 2002

Husky Energy

News Release

For Immediate Release
February 6, 2002

Husky Energy Achieves Record Earnings and Cash Flow for 2001

(Calgary, Alberta) Husky Energy Inc. today reported net earnings of $701 million ($1.63 per share), an increase of 51 percent compared with $464 million ($1.39 per share) in 2000. Cash flow from operations rose 39 percent to $1.9 billion ($4.57 per share), up from $1.4 billion ($4.26 per share) in 2000.

The Upstream operations benefited from higher crude oil and natural gas prices earlier in the year and from increased production volumes. The Midstream and Refined Products businesses achieved record profitability due to higher upgrading differentials, increased crude oil and natural gas commodity marketing volumes and higher sales and margins for asphalt products.

"Husky's financial performance in 2001 reflected an extraordinary business environment of high commodity prices. Even with the recent volatility and softening climate of commodity prices in the latter half of 2001, we have maintained our focus on financial discipline and strategic growth initiatives", said John C.S. Lau, President & Chief Executive Officer.

In the fourth quarter of 2001, net earnings were $49 million ($0.11 per share), compared to $232 million ($0.54 per share) in 2000. Cash flow from operations was $287 million ($0.66 per share), compared with $601 million ($1.42 per share) for the same period last year. The lower fourth quarter earnings and cash flow reflected lower commodity prices and higher operating costs in the Upstream business and reduced throughput at the Husky Lloydminster Upgrader due to outages during November and December.

Capital spending plans in 2002 were announced at $1.4 billion, which is consistent with Husky's growth strategy.

In 2002, production is expected to average in excess of 300,000 barrels of oil equivalent per day (2001 - 273,000). The main growth areas in production will come from Terra Nova, offshore the Canadian East Coast, and from Wenchang, offshore China. These projects are expected to add an annual average of approximately 10,000 and 8,000 barrels of oil per day in 2002, respectively. Western Canada production growth will come from Lloydminster heavy oil and from the Company's natural gas program in the Alberta and British Columbia Foothills, Northeast British Columbia and Northwest Alberta Plains areas.

Production of light and medium oil and natural gas liquids for 2002 is anticipated to be in the 125,000 to 135,000 barrels of oil per day range (2001 – 112,000). The natural gas production estimate for 2002 is 600 - 650 million cubic feet per day (2001 – 573 million). The heavy oil production estimate is 75,000 barrels of oil per day (2001 – 65,000).

In the oil sands, Husky and Imperial Oil Resources have recently completed an asset exchange of the Kearl Lake properties, which covers an area of 68,626 acres in Northeast Alberta, located 75 kilometres northeast of Fort McMurray. Under the terms of the asset exchange, Husky will increase its working interest in the in-situ project area from approximately 51 percent to 80 percent and become operator. In exchange Husky will reduce its working interest from approximately 51 percent to 25 percent in the mining area. Imperial will retain 75 percent and operatorship. The consolidation of interests and operatorship will improve the efficiency of the exploitation of this bitumen resource.

"With a strong, balanced portfolio of assets, Husky is entering into an era of large-scale project developments while continuing to optimize current operations. As the Terra Nova and China Wenchang projects reach full production in 2002, we have plans in place which focus on new initiatives to grow and improve the profitability of our Company," said Mr. Lau.

HIGHLIGHTS

(millions of dollars, except per share amounts, ratios and production)		Three months ended December 31 (unaudited) 2001	2000	Change	Years ended December 31 2001	2000	Change
Sales and operating revenues, net of royalties		**$ 1,623**	$ 1,769	⇓ 8%	**$ 6,627**	$ 5,090	⇑ 30%
EBITDA		**307**	636	⇓ 52%	**2,042**	1,499	⇑ 36%
Cash flow from operations		**287**	601	⇓ 52%	**1,946**	1,399	⇑ 39%
Per share -Basic		**0.67**	1.42	⇓ 53%	**4.60**	4.26	⇑ 8%
-Diluted		**0.66**	1.42	⇓ 53%	**4.57**	4.26	⇑ 7%
Net earnings		**49**	232	⇓ 79%	**701**	464	⇑ 51%
Per share -Basic		**0.11**	0.54	⇓ 80%	**1.64**	1.39	⇑ 18%
-Diluted		**0.11**	0.54	⇓ 80%	**1.63**	1.39	⇑ 17%
Return on average capital employed [1]	(percent)				**11.5**	12.8	
Return on equity [2]	(percent)				**16.3**	20.1	
Debt to capital employed [1]	(percent)				**32.4**	37.1	
Debt to cash flow from operations [3]	(times)				**1.1**	1.7	
Production							
Light/medium crude oil & NGLs	(mbbls/day)	**111.3**	117.9	⇓ 6%	**112.0**	63.6	⇑ 76%
Lloydminster heavy crude oil	(mbbls/day)	**75.0**	57.0	⇑ 32%	**65.4**	53.5	⇑ 22%
Natural gas	(mmcf/day)	**568.7**	575.0	⇓ 1%	**572.6**	358.0	⇑ 60%
Barrels of oil equivalent (6:1)	(mboe/day)	**281.1**	270.7	⇑ 4%	**272.8**	176.8	⇑ 54%

(1) Capital employed is defined as the average of short and long-term debt and shareholders' equity (2000 is weighted).
(2) Equity for purposes of this calculation has been weighted for 2000 and includes amounts due to shareholders prior to August 25, 2000.
(3) 2000 is based on the year-end Husky Energy Balance Sheet and Income Statement.

CAPITAL EXPENDITURES

(millions of dollars)	Three months ended December 31 2001	2000	Years ended December 31 2001	2000
Upstream				
Exploration				
Western Canada	**$ 57**	$ 77	**$ 236**	$ 118
East Coast Canada	**26**	9	**81**	63
International	**4**	-	**5**	-
	87	86	**322**	181
Development				
Western Canada	**207**	127	**786**	301
East Coast Canada	**28**	33	**110**	131
International	**31**	87	**99**	87
	266	247	**995**	519
	353	333	**1,317**	700
Midstream				
Upgrader	**37**	4	**47**	12
Infrastructure and marketing	**22**	15	**58**	47
	59	19	**105**	59
Refined Products	**12**	11	**29**	29
Corporate	**11**	2	**22**	15
	$ 435	$ 365	**$1,473**	$ 803

UPSTREAM

FINANCIAL

- Husky's Upstream earnings before interest, tax, depreciation and amortization (EBITDA) were $1,548 million in 2001, up from $1,203 million in 2000.
- Upstream EBITDA in the fourth quarter of 2001 was $197 million, down from $502 million in the same period last year.
- Capital expenditures totalled $1.3 billion for the Upstream business in 2001, including $1 billion in Western Canada, $191 million for the Terra Nova and White Rose projects offshore the Canadian East Coast, and $104 million for the Wenchang offshore project in China.

BENCHMARK AVERAGE PRICES

- West Texas Intermediate (WTI) crude oil averaged U.S. $25.97/bbl in 2001 compared with U.S. $30.20/bbl in 2000. The Nymex price for natural gas averaged U.S. $4.38/mmbtu in 2001 compared with U.S. $3.91/mmbtu in 2000. Lloyd Blend at Hardisty oil averaged U.S. $15.22/bbl in 2001 compared with U.S. $22.00/bbl in 2000.
- In the fourth quarter of 2001, WTI crude oil averaged U.S. $20.43/bbl compared with U.S. $31.86/bbl in the same quarter of 2000, while the Nymex price for natural gas averaged U.S. $2.70/mmbtu compared with U.S. $5.42/mmbtu in the same period of 2000. Lloyd Blend at Hardisty averaged U.S. $10.34/bbl in the fourth quarter 2001 compared with U.S. $17.37/bbl during the same period in 2000.

PRODUCTION

- In the fourth quarter of 2001 production increased by 10 mboe per day or four percent over the fourth quarter of 2000 and 5 mboe per day or approximately two percent over the third quarter of 2001. Fourth quarter natural gas production remained at third quarter levels as production from new wells offset natural field declines. Production of crude oil increased in the quarter following the acquisition of a light oil property at Red Earth, Alberta that is currently producing approximately 600 barrels per day and the commissioning of 200 new heavy oil cold production zones during the second half of 2001.
- In November the Company shut-in approximately 3,600 barrels per day of heavy and medium crude oil production due to unfavourable economics.

GROSS DAILY PRODUCTION

		Three months ended December 31		Years ended December 31	
		2001	2000	**2001**	2000
Light/medium crude oil & NGLs	(mbbls/day)	**111.3**	117.9	**112.0**	63.6
Lloydminster heavy crude oil	(mbbls/day)	**75.0**	57.0	**65.4**	53.5
Natural gas	(mmcf/day)	**568.7**	575.0	**572.6**	358.0
Barrels of oil equivalent	(mboe/day)	**281.1**	270.7	**272.8**	176.8

DRILLING

- During 2001, the Company drilled 1,129 exploration and development wells with an overall success rate of 91 percent, making Husky the third most active drilling operator in Western Canada. With an active exploration program in 2001, the Company drilled 216 exploration wells with a success rate of 83 percent.

WELLS DRILLED

		Three months ended December 31				Years ended December 31			
		2001		2000		**2001**		2000	
		Gross	**Net**	Gross	Net	**Gross**	**Net**	Gross	Net
Western Canada									
Exploration	Oil	**8**	**8**	8	6	**78**	**76**	16	13
	Gas	**10**	**6**	18	14	**102**	**90**	30	20
	Dry	**4**	**4**	7	7	**36**	**34**	9	9
		22	**18**	33	27	**216**	**200**	55	42
Development	Oil	**138**	**116**	145	131	**594**	**542**	411	363
	Gas	**53**	**53**	61	55	**251**	**221**	92	70
	Dry	**14**	**11**	9	9	**68**	**63**	30	28
		205	**180**	215	195	**913**	**826**	533	461

RESERVES

- In 2001 proved reserve additions from discoveries, extensions and revisions replaced 121 percent of Husky's production on a boe basis and 155 percent including net acquisitions of 34 mmboe. In 2001 proved reserves increased 6 percent to 927 mmboe.
- Western Canada conventional finding and development cost, excluding oil sands and net acquisitions was $8.07 per boe in 2001 and the three-year average was $6.92 per boe.
- Husky's corporate finding and development cost, including East Coast and International on a proved basis for 2001 was $9.69 per boe. The three-year average corporate finding and development cost was $9.26 per boe.

RECONCILIATION OF RESERVES

	Proved Developed	Proved Undeveloped	Total Proved	Probable	Total
Crude oil and NGLs *(millions of barrels)*					
January 1, 2001	403	151	554	421	975
Production	(65)	-	(65)	-	(65)
Net acquisitions	22	12	34	6	40
Discoveries, extensions and revisions	65	11	76	4	80
December 31, 2001	**425**	**174**	**599**	**431**	**1,030**
Natural gas *(billions of cubic feet)*					
January 1, 2001	1,580	329	1,909	453	2,362
Production	(209)	-	(209)	-	(209)
Net acquisitions	1	1	2	2	4
Discoveries, extensions and revisions	205	59	264	(30)	234
December 31, 2001	**1,577**	**389**	**1,966**	**425**	**2,391**
Total *(millions of barrels of oil equivalent)**					
January 1, 2001	666	206	872	496	1,368
Production	(100)	-	(100)	-	(100)
Net acquisitions	22	12	34	7	41
Discoveries, extensions and revisions	100	21	121	(2)	119
December 31, 2001	**688**	**239**	**927**	**501**	**1,428**

* Natural gas volumes have been converted to barrels of oil equivalent on a 6:1 basis.

MAJOR PROJECT UPDATE

Oil Sands – Kearl Lake

With the recent asset swap, Husky is moving forward with plans for the in-situ project. The Company will focus its technical and operational strengths on this major development. Husky has begun a stratigraphic drilling program that could see up to 100 wells drilled in the first quarter of 2002. This drilling program is designed to delineate the resource and optimize the depletion plan for the in-situ area. In addition, the commercial front-end engineering design, Environmental Impact Assessment and Regulatory work will begin this year.

East Coast

- On December 19, 2001 the Government of Newfoundland and Labrador along with the Government of Canada announced acceptance of the Canada Newfoundland Offshore Petroleum Board's report for the White Rose Oilfield Project. A decision by the owners on project sanction is expected during the first half of 2002.
- Husky was successful in acquiring two Exploration Licences in the northern portion of the Jeanne d'Arc basin totalling 250,000 hectares in November. Plans are currently being formulated to commence a seismic program during 2002.
- Oil production from Terra Nova commenced on January 20, 2002. Husky expects its share of production (12.51%) from Terra Nova to average 10,000 barrels per day in 2002.

China Wenchang

- The Wenchang 13-1 and 13-2 development wells have progressed with the installation of the production jackets. In January, the topsides modules were successfully installed on both the 13-1 and 13-2 platforms. Hook-up and commissioning has now been initiated. First production is expected by the end of the second quarter of 2002.
- Husky is currently evaluating extensive 2-D and 3-D seismic exploratory data for the Wenchang 39-05 exploration block. The block covers 5,700 square kilometres and contains numerous exploratory prospects.

NETBACKS AND OPERATING COSTS

LIGHT/MEDIUM CRUDE OIL NETBACKS [1]

	Three months ended December 31		Years ended December 31	
Per boe	**2001**	2000	**2001**	2000
Sales revenue	**$ 19.18**	$ 32.27	**$ 27.42**	$ 35.71
Royalties	**3.02**	4.91	**4.56**	5.93
Hedging	**-**	1.40	**-**	2.46
Operating costs	**8.73**	7.85	**7.78**	6.71
Netback	**$ 7.43**	$ 18.11	**$ 15.08**	$ 20.61

LLOYDMINSTER HEAVY CRUDE OIL NETBACKS [1]

	Three months ended December 31		Years ended December 31	
Per boe	**2001**	2000	**2001**	2000
Sales revenue	**$ 10.48**	$ 17.01	**$ 16.00**	$ 26.45
Royalties	**(0.27)**	1.70	**0.85**	2.40
Hedging	**-**	5.54	**-**	5.19
Operating costs	**7.46**	7.38	**8.02**	6.75
Netback	**$ 3.29**	$ 2.39	**$ 7.13**	$ 12.11

NATURAL GAS NETBACKS [2]

	Three months ended December 31		Years ended December 31	
Per mcfe	**2001**	2000	**2001**	2000
Sales revenue	**$ 3.06**	$ 7.38	**$ 5.39**	$ 5.28
Royalties	**0.61**	1.43	**1.26**	1.08
Hedging	**-**	0.08	**-**	0.02
Operating costs	**0.71**	0.57	**0.62**	0.59
Netback	**$ 1.74**	$ 5.30	**$ 3.51**	$ 3.59

TOTAL UPSTREAM NETBACKS

	Three months ended December 31		Years ended December 31	
Per boe	**2001**	2000	**2001**	2000
Sales revenue	**$ 16.55**	$ 33.46	**$26.42**	$ 31.41
Royalties	**2.37**	5.58	**4.73**	5.05
Hedging	**-**	1.90	**-**	2.40
Operating costs	**6.84**	6.16	**6.39**	5.64
Netback	**$ 7.34**	$ 19.82	**$ 15.30**	$ 18.32

(1) Includes associated co-products converted to boes.
(2) Includes associated co-products converted to mcfes.

MIDSTREAM

FINANCIAL

- Husky's Midstream EBITDA rose 59 percent to $438 million, compared with $276 million recorded in 2000, which was primarily due to higher upgrader differentials and increased crude oil and natural gas commodity marketing volumes.
- EBITDA for the Midstream business in the fourth quarter of 2001 was $109 million, down from $128 million recorded in the same period of 2000. This decrease was due to lost volumes during the outages at the Husky Lloydminster Upgrader in November and December and narrowing differentials between the price of synthetic crude oil and the cost of blended heavy oil feedstock crude.
- Capital expenditures for the Midstream business in 2001 were $105 million compared with $59 million in 2000.

OPERATIONS

- Fourth quarter sales of synthetic crude oil from the Husky Lloydminster Upgrader averaged 49.7 mbbls/day compared with 65.6 mbbls/day in the same quarter in 2000. Lower sales volume in the fourth quarter of 2001 was due to Upgrader outages in November and December. Unit operating costs in the fourth quarter averaged 22 percent lower than operating costs in the fourth quarter of 2000. The outage at the Upgrader in November and December was due to two separate incidences of a hydrogen piping weld failure. The piping has been repaired and all of the process units are online at maximum processing capacity. The hydrogen plant and all upgrader process units have been operating at maximum capacity since the last outage in December.
- The Husky Lloydminster Upgrader continued its record of safe operations with 2.72 million person/hours without a lost time accident.

SELECTED OPERATING DATA

		Three months ended December 31		Years ended December 31	
		2001	2000	**2001**	2000
Upgrading Operations					
Upgrader throughput (1)	(mbbls/day)	**62.6**	76.3	**71.7**	70.0
Synthetic crude oil sales	(mbbls/day)	**49.7**	65.6	**59.5**	60.6
Upgrading differential	($/bbl)	**16.85**	24.35	**17.91**	13.77
Unit margin	($/bbl)	**16.46**	25.33	**19.79**	14.45
Unit operating cost	($/bbl)	**6.09**	7.81	**7.35**	6.17
Infrastructure and Marketing					
Aggregate pipeline throughput	(mbbls/day)	**518**	543	**537**	528

(1) Throughput includes diluent returned to the field.

REFINED PRODUCTS

FINANCIAL

- Husky's Refined Products EBITDA rose 101 percent to $155 million, compared with $77 million in 2000, due to higher sales and margins for both asphalt and light oil products.

- EBITDA *for the Refined Products business in the fourth quarter of* 2001 *was* $26 *million, which was* similar to the $25 million recorded in the same period of 2000.

- Capital expenditures for the Refined Products business in 2001 were $29 million, the same as in 2000.

OPERATIONS

- In the fourth quarter of 2001, the asphalt products business ended the asphalt season on a strong note with EBITDA of $27 *million,* 50 *percent higher than* $18 *million in the fourth quarter of* 2000. For the full year, EBITDA of $105 million was 192 percent higher than $36 million in 2000.

- In November the Premier of Manitoba and mayor of Winnipeg announced the trial use of Husky's ethanol blended diesel fuel by Winnipeg Transit buses. Ten transit buses will run this winter for a six month period testing the ethanol blended diesel. Environmental benefits of the fuel include a reduction in some tailpipe air pollutant emissions and greenhouse gas emissions.

SELECTED OPERATING DATA

		Three months ended December 31		Years ended December 31	
		2001	2000	**2001**	2000
Light oil products					
Number of fuel outlets				**580**	597
Fuel sales volume	(million litres/day)	**7.5**	7.5	**7.6**	7.4
Refinery throughput	(mbbls/day)	**10.2**	10.8	**10.2**	9.2
Asphalt products					
Sales volume	(mbbls/day)	**19.9**	20.2	**21.4**	20.2
Refinery throughput	(mbbls/day)	**25.8**	24.8	**23.7**	23.4

CORPORATE

- The Company's capital expenditures for 2001 totalled $1.5 billion, up from $0.8 billion in 2000.

- As at December 31, 2001 Husky's long-term debt, including amounts due within one year, totalled $2,092 million, compared with $2,344 million at December 31, 2000. The Company's debt to cash flow ratio was 1.1 times as at December 31, 2001 compared to 1.7 times at December 31, 2000.

- Mediacorp, a publisher specializing in employment issues, again recognized the Company as one of Canada's top 100 employers.

- Husky received the University of Calgary Faculty of Engineering Dean's award for Corporate Leadership.

HUSKY ENERGY INC.
CONSOLIDATED BALANCE SHEETS

As at December 31 *(millions of dollars)*	**2001**	2000
ASSETS		
Current assets		
Accounts receivable	**$ 376**	$ 715
Inventories	**226**	186
Prepaid expenses	**24**	27
	626	928
Property, plant and equipment - (full cost accounting)	**13,078**	11,471
Less accumulated depletion, depreciation and amortization	**4,363**	3,630
	8,715	7,841
Other assets	**162**	133
	$ 9,503	$ 8,902
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank operating loans	**$ 100**	$ 34
Accounts payable and accrued liabilities	**821**	1,076
Long term debt due within one year	**144**	33
	1,065	1,143
Long term debt	**1,948**	2,311
Site restoration provision	**212**	178
Future income taxes	**1,695**	1,231
Shareholders' equity		
Capital securities and accrued return	**350**	347
Common shares	**3,397**	3,388
Retained earnings	**836**	304
	4,583	4,039
	$ 9,503	$ 8,902
Common shares outstanding (millions)	**416.9**	415.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of dollars, except per share amounts)	Three months ended December 31 (unaudited) 2001	2000	Years ended December 31 2001	2000
Sales and operating revenues, net of royalties	**$1,623**	$1,769	**$6,627**	$5,090
Costs and expenses				
Cost of sales and operating expenses	**1,281**	1,100	**4,456**	3,516
Selling and administration expenses	**25**	31	**88**	67
Depletion, depreciation and amortization	**214**	195	**807**	481
Interest – net	**23**	35	**101**	101
Ownership charges	**-**	1	**-**	82
Foreign exchange	**10**	-	**34**	5
Other – net	**-**	2	**7**	3
	1,553	1,364	**5,493**	4,255
Earnings before income taxes	**70**	405	**1,134**	835
Income taxes				
Current	**5**	5	**20**	12
Future	**16**	168	**413**	359
	21	173	**433**	371
Net earnings	**$ 49**	$ 232	**$ 701**	$ 464
Earnings per share				
Basic	**$ 0.11**	$ 0.54	**$ 1.64**	$ 1.39
Diluted	**$ 0.11**	$ 0.54	**$ 1.63**	$ 1.39
Weighted average number of common shares outstanding				
Basic	**416.5**	415.8	**416.1**	321.2
Diluted	**419.4**	415.9	**418.6**	321.2

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(millions of dollars)	Three months ended December 31 (unaudited) 2001	2000	Years ended December 31 2001	2000
Beginning of period	**$ 831**	$ 85	**$ 304**	$ (295)
Net earnings	**49**	232	**701**	464
Dividends	**(38)**	-	**(150)**	-
Return on capital securities (net of related taxes)	**(6)**	(5)	**(19)**	(17)
Reduction of stated capital	**-**	-	**-**	160
Employee future benefits (net of related taxes)	**-**	(8)	**-**	(8)
End of period	**$ 836**	$ 304	**$ 836**	$ 304

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars, except per share amounts)	Three months ended December 31 *(unaudited)* 2001	2000	Years ended December 31 2001	2000
Operating activities				
Net earnings	**$ 49**	$ 232	**$ 701**	$ 464
Items not affecting cash				
Depletion, depreciation and amortization	**214**	195	**807**	481
Future income taxes	**16**	168	**413**	359
Foreign exchange - non cash	**7**	4	**22**	10
Ownership charges	**-**	1	**-**	82
Other	**1**	1	**3**	3
Cash flow from operations	**287**	601	**1,946**	1,399
Change in non-cash working capital	**77**	53	**(16)**	(190)
	364	654	**1,930**	1,209
Financing activities				
Bank operating loans financing – net	**89**	16	**66**	3
Long term debt issue	**-**	-	**-**	535
Long term debt repayment	**(24)**	(402)	**(356)**	(800)
Redemption of preferred shares	**-**	-	**-**	(364)
Return on capital securities payment	**-**	(1)	**(30)**	(30)
Deferred credits	**(1)**	(1)	**(4)**	(4)
Proceeds from exercise of stock options	**4**	-	**9**	-
Dividends	**(38)**	-	**(150)**	-
Change in non-cash working capital	**(3)**	98	**42**	102
	27	(290)	**(423)**	(558)
Available for investing	**$ 391**	$364	**$ 1,507**	$ 651
Investing activities				
Capital expenditures	**(435)**	(365)	**(1,473)**	(803)
Corporate acquisitions	**-**	(8)	**(125)**	(38)
Asset sales	**4**	1	**67**	2
Other assets	**2**	2	**6**	80
Change in non-cash working capital	**38**	6	**18**	108
	$ (391)	$(364)	**$ (1,507)**	$ (651)
Decrease (increase) in non-cash working capital				
Accounts receivable	**$ 112**	$(129)	**$ 361**	$ (254)
Inventories	**3**	19	**(40)**	(38)
Prepaid expenses	**5**	3	**3**	2
Accounts payable and accrued liabilities	**(8)**	264	**(280)**	310
Change in non-cash working capital	**$ 112**	$ 157	**$ 44**	$ 20
Cash taxes paid	**$ -**	$ 2	**$ 13**	$ 9
Cash interest paid	**$ 39**	$ 46	**$ 145**	$ 138
Cash flow from operations per share				
Basic	**$ 0.67**	$ 1.42	**$ 4.60**	$ 4.26
Diluted	**$ 0.66**	$ 1.42	**$ 4.57**	$ 4.26

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Except where indicated, all dollar amounts are in millions of Canadian dollars.

Note 1 – Accounting Policies

The interim consolidated financial statements of Husky Energy Inc. ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2000. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2000. Certain prior year amounts including ownership charges which were eliminated effective August 25, 2000 have been reclassified to conform with current presentation.

Note 2 – Share Capital

The Company's share capital consists of an unlimited number of no par value common and preferred shares.

	Number of Common Shares	Amount
Balance at December 31, 2000	415,803,083	$ 3,388
Exercised for cash - options and warrants	1,075,010	9
Balance at December 31, 2001	416,878,093	$ 3,397

Note 3 – Segmented Information (Next Page)

Note 3 - Segmented Financial Information

(millions of dollars)	Upstream 2001	Upstream 2000	Midstream Upgrading 2001	Midstream Upgrading 2000	Midstream Infrastructure & Marketing 2001	Midstream Infrastructure & Marketing 2000	Refined Products 2001	Refined Products 2000	Corporate and eliminations [1] 2001	Corporate and eliminations [1] 2000	Total 2001	Total 2000
Three months ended December 31 *(unaudited)*												
Sales & operating revenues [3]	$ 375	$ 656	$ 147	$ 296	$ 1,153	$ 767	$ 274	$ 364	$ (326)	$ (314)	$ 1,623	$ 1,769
Costs and expenses [3]	178	154	81	202	1,110	733	248	339	(301)	(295)	1,316	1,133
EBITDA	197	502	66	94	43	34	26	25	(25)	(19)	307	636
Depletion, depreciation & amortization	193	177	4	4	4	4	9	7	4	3	214	195
Interest, net	-	-	-	-	-	-	-	-	23	35	23	35
Ownership charges	-	-	-	-	-	-	-	-	-	1	-	1
	193	177	4	4	4	4	9	7	27	39	237	231
Earnings (loss) before income taxes	4	325	62	90	39	30	17	18	(52)	(58)	70	405
Current income taxes	-	-	-	-	-	-	-	-	5	5	5	5
Future income taxes	-	-	-	-	-	-	-	-	16	168	16	168
Net earnings (loss)	$ 4	$ 325	$ 62	$ 90	$ 39	$ 30	$ 17	$ 18	$ (73)	$ (231)	$ 49	$ 232
Cash flow from operations	$ 197	$ 502	$ 66	$ 94	$ 43	$ 34	$ 26	$ 25	$ (45)	$ (54)	$ 287	$ 601
Capital expenditures - Three months ended December 31	$ 353	$ 333	$ 37	$ 4	$ 22	$ 15	$ 12	$ 11	$ 11	$ 2	$ 435	$ 365
Identifiable assets - As at December 31 [2]	$ 7,328	$ 6,552	$ 604	$ 575	$ 410	$ 362	$ 325	$ 326	$ 836	$ 1,087	$ 9,503	$ 8,902

Years ended December 31	Upstream 2001	Upstream 2000	Midstream Upgrading 2001	Midstream Upgrading 2000	Midstream Infrastructure & Marketing 2001	Midstream Infrastructure & Marketing 2000	Refined Products 2001	Refined Products 2000	Corporate and eliminations 2001	Corporate and eliminations 2000	Total 2001	Total 2000
Sales & operating revenues [3]	$ 2,196	$ 1,573	$ 886	$ 1,006	$ 4,380	$ 2,309	$ 1,349	$ 1,347	$ (2,184)	$ (1,145)	$ 6,627	$ 5,090
Costs and expenses [3]	648	370	637	841	4,191	2,198	1,194	1,270	(2,085)	(1,088)	4,585	3,591
EBITDA	1,548	1,203	249	165	189	111	155	77	(99)	(57)	2,042	1,499
Depletion, depreciation & amortization	728	407	17	16	17	15	31	28	14	15	807	481
Interest, net	-	-	-	-	-	-	-	-	101	101	101	101
Ownership charges	-	-	-	-	-	-	-	-	-	82	-	82
	728	407	17	16	17	15	31	28	115	198	908	664
Earnings (loss) before income taxes	820	796	232	149	172	96	124	49	(214)	(255)	1,134	835
Current income taxes	-	-	-	-	-	-	-	-	20	12	20	12
Future income taxes	-	-	-	-	-	-	-	-	413	359	413	359
Net earnings (loss)	$ 820	$ 796	$ 232	$ 149	$ 172	$ 96	$ 124	$ 49	$ (647)	$ (626)	$ 701	$ 464
Cash flow from operations	$ 1,548	$ 1,203	$ 249	$ 165	$ 189	$ 111	$ 155	$ 77	$ (195)	$ (157)	$ 1,946	$ 1,399
Capital expenditures - Year ended December 31	$ 1,317	$ 700	$ 47	$ 12	$ 58	$ 47	$ 29	$ 29	$ 22	$ 15	$ 1,473	$ 803
Identifiable assets - As at December 31 [2]	$ 7,328	$ 6,552	$ 604	$ 575	$ 410	$ 362	$ 325	$ 326	$ 836	$ 1,087	$ 9,503	$ 8,902

[1] Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

[2] Identifiable assets by segment are the total assets specifically attributable to those operations as at December 31 of each year. Corporate includes accounts receivable, inventories, prepaid expenses, other assets and corporate assets.

[3] Costs and expenses include cost of sales and operating expenses, selling and administration expenses, foreign exchange and other-net.

Certain statements contained in this release, including statements which may contain words such as "could", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Actual future results may differ materially. Husky's annual report to shareholders and other documents filed with securities regulatory authorities describe the risks, uncertainties and other factors, such as drilling results, receipt of regulatory approval and changes in business plans and estimated amounts and timing of capital expenditures and changes in estimates of future production that could influence actual results.

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For further information, please contact:

Investor Relations
Richard M. Alexander
Vice President, Investor Relations
Tel: (403) 298-6952
Fax: (403) 750-5010

Media Relations
Michael A. Lawrence
Senior Communications Advisor
Tel: (403) 298-6587
Fax: (403) 298-6515

Husky Energy will host a conference call for analysts and investors on Wednesday, February 6, 2002 at 4:15 p.m. Eastern time to discuss Husky's fourth quarter results. To participate, please dial 1-888-413-1936 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1-800-550-7368 beginning at 4:05 p.m.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1-800-558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 20251369. The PostView will be available until Wednesday, February 13th.